December 29, 2015

Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Total Income+ Real Estate Fund: File Nos. 333-181848 and 811-22710

Dear Ms. White:

On December 15, 2015, Total Income+ Real Estate Fund (the “Fund” or the “Registrant”) filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy”). On December 17, 2015, you provided oral comments to Chris Moore. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy.

General

Comment 1. In your response letter, please include the TANDY representations.

Response: The TANDY representations are included below.

Comment 2. Please include a proxy card with the definitive Proxy.

Response: The Registrant confirms that the proxy card will be filed with the definitive Proxy.

Comment 3. Please include the disclosures required by Item 3 of Schedule 14A.

Response: The disclosure required by Item 3 has been added in the section of the Proxy entitled “VOTING SECURITIES AND VOTING”.

Comment 4. Please disclose the process by which shareholders may communicate to the Board pursuant to Item 407(f) of Regulation S-K. See Item 22(b)(15) of Schedule 14A.

Response: The Registrant has added a section to the Proxy entitled “SHAREHOLDER COMMUNICATIONS WITH THE BOARD” which includes the requested disclosure, as follows:

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

Shareholders may address correspondence that relates to the Fund, to the Board as a whole or to individual members and send such correspondence to the Board or to the Trustee, c/o 80 Arkay Drive, Hauppauge, NY 11788. Upon receipt, all such shareholder correspondence will be directed to the appropriate Trustee or officer for review and consideration.

Shareholder Letter

Comment 5. Within the shareholder letter, in the “Background” section, you note that “…the Fund’s assets under management (“AUM”) approached (and now exceed) $220 million, the Board, in conjunction with Bluerock and Mercer, thought the timing was appropriate to retain a sub-advisor for the publicly traded securities portion of the portfolio.” Please clarify how this portion of the portfolio was previously managed and who advised this portion previously.

Response: The Registrant has added the following disclosure immediately after the sentence noted in your comment: “Currently, the Fund’s investments in the public real estate sector are being completed through the use of institutional public real estate investment funds, which are selected by Bluerock with the assistance of Mercer.”

Comment 6. Within the shareholder letter, in the “Background” section, please explain what you mean that RREEF has “the resources necessary to implement various strategies.”

Response: In response to you comment, the Registrant has revised the disclosure to state that RREEF has the “resources necessary to implement the Fund’s proposed customized strategy.”

Comment 7. Within the shareholder letter, in the “About RREEF” section, please clarify what you mean that RREEF has “a 40 year investment heritage.”

Response: The Registrant believes that the phrase “40 year investment heritage” clearly and accurately describes the fact that RREEF was founded and began managing investments 40 years ago in 1975. Even so, within the same paragraph, the Registrant has included a reference to RREEF’s founding date of 1975, which will add further clarity to the statement. Please see the Registrant’s response to Comment 9 for further information.

Comment 8. Within the shareholder letter, in the “About RREEF” section, you state that “RREEF is a part of Deutsche Asset & Wealth Management, which is one of the largest alternative investment managers in the world.” Please explain why this is pertinent to a real estate fund and provide support for this statement if it is kept in the final filing.

Response: The Registrant believes that investments in real estate are generally considered to be an “alternative investment,” as such term is used both within the investment management community and by investors. For example, KPMG’s Alternative Investment Funds practice brochure,[1] distributed within the investment community, includes “Real Estate Funds” as an alternative

[1] Available at “https://www.kpmg.com/US/en/IssuesAndInsights/ArticlesPublications/Documents/kpmg-ai-practice-brochure.pdf” (as of December 23, 2015).

investment, while, Investopedia,[2] an investment website for beginning investors, defines “Alternative Investments” as including “hedge funds, managed futures, real estate, commodities and derivatives contracts.”

Comment 9. Within the shareholder letter, in the “About RREEF” section, you state that “RREEF has long tenure as manager of real estate assets across the private and public investment spectrum and across the globe.” Please disclose the length of time that RREEF has been managing real estate investments.

Response: In response to your comment, the Registrant has revised the disclosure to state: “Founded in 1975, RREEF has a long tenure as manager of real estate assets across the private and public investment spectrum and across the globe.”

Comment 10. Within the shareholder letter, please consider adding a heading to the paragraph discussing the election of Clayton Hosterman to the Board. Also, please confirm to the Staff whether Mr. Hosterman was elected or appointed by the Trustees.

Response: The Registrant has added a heading entitled “Approval of Trustee” to the paragraph discussing the election of Mr. Hosterman and confirms to the Staff that Mr. Hosterman was elected by the Board, pursuant to the Trust’s Agreement and Declaration of Trust and its Bylaws.

Proxy Statement

Proposal Relating to the Approval of the Sub-Advisory Agreement

Comment 11. Please provide the information discussed under Item 22(c)(1)(i) through 22(c)(1)(iv) of Schedule 14A regarding Bluerock’s advisory agreement.

Response: The Registrant has added a section entitled “The Current Advisory Agreement” within Proposal 1 to the Proxy which includes the requested disclosures.

Comment 12. In regards to the statement that Mercer “currently serves as the Fund’s only sub-adviser and provides ongoing research and recommendations to Bluerock regarding the selection of investment funds for the Fund and the Fund’s portfolio construction”, please clarify whether Mercer currently manages the entire portfolio or only a portion of the portfolio.

Response: The disclosure has been revised to state that Mercer “currently serves as the Fund’s only sub-adviser and provides ongoing research and recommendations to Bluerock regarding the selection of investment funds for the Fund and the Fund’s portfolio construction. [Mercer currently provides these services for the Fund’s entire portfolio.]”

[2] Available at http://www.investopedia.com/terms/a/alternative_investment.asp (as of December 23, 2015).

Comment 13. In regards to the statement that “Bluerock’s desire is to have RREEF begin managing the portion of the Fund’s public real estate portfolio directly,” please clarify that the Fund intends to make direct investments rather than through other funds.

Response: The Registrant has revised the sentence to state: Bluerock’s desire is to have RREEF begin managing the portion of the Fund’s public real estate portfolio though investments made directly, rather than though other institutional public real estate investment funds.”

Comment 14. Please provide the information discussed under Item 22(c)(9) of Schedule 14A.

Response: The Registrant has added a sub-section entitled “Fee Comparison” within the section entitled “The Sub-Advisory Agreement” to the Proxy which includes the requested fee comparison information. This sub-section is shown below:

Fee Comparison

During the year ended September 30, 2015, the Fund incurred aggregate advisory fees pursuant to the Advisory Agreement of $2,115,419, of which $661,059 was waived by Bluerock pursuant to the Expense Limitation Agreement. After fee waiver, for the year ended September 30, 2015, Bluerock received net advisory fees from the Fund equal to approximately 1.1% of the Fund’s average daily net assets of the Fund.

Had the Sub-Advisory Agreement with RREEF been in place during the year ended September 30, 2015, the aggregate and net fees paid by the Fund (and its shareholders) for advisory services would not have differed from the actual fees incurred, as any fees that would be paid to RREEF are paid by Bluerock and not the Fund. The proposed Sub-Advisory Agreement with RREEF will not result in any increase in the rate of the advisory fees paid by the Fund to Bluerock.

For the fiscal year ended September 30, 2015, Bluerock paid no fees to RREEF with respect to the Fund. As noted above, Bluerock has not determined the percentage of the Fund’s assets that would be allocated to RREEF initially or from time to time thereafter. Had the Sub-Advisory Agreement been in effect during the year ended September 30, 2015 and, for the purposes of this hypothetical only, assuming that 20% of the Fund’s portfolio was allocated to RREEF for its management for the entire year, Bluerock would have paid approximately $169,234 to RREEF for the year ended September 30, 2015. However, even in this hypothetical situation, the fees paid by the Fund would not increase.

Comment 15. Please provide the information discussed under Item 22(c)(10) of Schedule 14A if RREEF provides sub-advisory services to other mutual funds utilizing a similar investment objective.

Response: The Registrant confirms that RREEF does not provide similar sub-advisory services to other mutual funds utilizing a similar investment objective.

Comment 16. Within the statement that “The Board considered that RREEF and its affiliates have an extensive track record” found in the “Nature, Extent and Quality of Services” subsection of the section entitled “Evaluation by the Board of Trustees” please provide more information on RREEF’s affiliates and why such affiliates were considered or remove if not applicable.

Response: In response to your comment, the Registrant has removed the reference to RREEF’s affiliates.

Comment 17. Within the “Economies of Scale” subsection of the section entitled “Evaluation by the Board of Trustees”, consider revising to state that the economies of scale were considered and that the Fund would not benefit from them.

Response: The Registrant believes that the current description included in the Proxy accurately describes the Trustees’ deliberations relating to Economies of Scale and better fulfills the obligation in Item 22(c)(11)(i) of Schedule 14A to include in the discussion how the Trustees considered the “…extent to which economies of scale would be realized as the Fund grows.” Therefore, the Registrant respectfully declines to make such change.

Proposal Relating to the Election of a Trustee

Comment 18. For the statement that “In this proposal, shareholders of the Fund are being asked to elect Clayton Hosterman to the Board of the Trust,” please confirm that the shareholders are being asked to elect rather than appoint Mr. Hosterman.

Response: The Registrant confirms that the current disclosure is accurate, as pursuant to the Trust’s Agreement and Declaration of Trust and its Bylaws, Mr. Hosterman was elected by the Board, , and is up for election by the shareholders.

Board Committees

Comment 19. Please provide the information required under Item 407(b)(1) and 407(b)(2), as required by Item 22(b)(15) of Schedule 14A.

Response: The Registrant notes that the it currently discloses the number of Board meetings which have occurred as required under Item 407(b)(1) in the section entitled “Board Leadership Structure” and confirms that no Trustee did not attend at least 75% of the Board meetings during the last full fiscal year. The Registrant also notes that it did not hold an annual meeting of its shareholders during its previous fiscal year and is not required to hold annual meetings of its shareholders; and therefore, it does not have a policy regarding board members' attendance at annual meetings.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact JoAnn Strasser at (614) 469-3265 or Chris Moore at (614) 469-3266.

Sincerely,

/s/ Christopher Moore

Christopher Moore